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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: esc Aerospace US, Inc.
Legal status of issuer:

Form: corporation
Jurisdiction of Incorporation/Organization: Florida
Date of organization): June 13, 2018

Physical address of issuer: 3259 Progress Dr. #106 / Orlando, Florida 32826
Website of issuer: https://www.esc-aerospace.us

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: Simple Agreements for Future Equity (SAFEs)
Target number of securities to be offered: 600,000
Price (or method for determining price): 1.00
Target offering amount: 600,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): 1,000,000
Deadline to reach the target offering amount: 180 days from filing this offering

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 10

Total Assets:	Most recent fiscal year-end: $270,239.18	Prior fiscal year-end: $168,228.43
Cash & Cash Equivalents:	Most recent fiscal year-end: $75,273.69	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: $193,374.40	Prior fiscal year-end: $137,503.44
Short-term Debt:	Most recent fiscal year-end: $227,705.46	Prior fiscal year-end: $94,004.70
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: $592,710.58	Prior fiscal year-end: $767,501.99
Cost of Goods Sold:	Most recent fiscal year-end: $325,263.46	Prior fiscal year-end: $542,183.95
Taxes Paid:	Most recent fiscal year-end: TBD	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: ($32,435.65)	Prior fiscal year-end: $63,964.15

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

esc Aerospace US, Inc.
(Issuer)
By
/s/ Lars Weimer President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lars Weimer
(Signature)
President
(Title)
April 25th, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>esc Aerospace US, Inc.</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	
Lars Weimer	Common Stock	30%	%
Danny Stirtz	Common Stock	30%	%
esc Holding GmbH (Mathias Krueger)	Common Stock	40%	%
			%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.	Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lars Weimer   Dates of Board Service: June 13, 2018
Principal Occupation: President & CEO
_____ _____
Employer: esc Aerospace US, Inc. Dates of Service: June 13, 2018 – Present
Employer's principal business: GPS navigation systems, positioning, navigation and timing systems
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President & CEO; Director   Dates of Service: June 13, 2018 – Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: esc Aerospace US, Inc.
Employer's principal business: GPS navigation systems, positioning, navigation and timing systems
Title: President & CEO   Dates of Service: June 13, 2018 – Present
Responsibilities: business management, strategy, finances, human resources, IT

Name: Danny Stirtz   Dates of Board Service: June 13, 2018 – Present
Principal Occupation: Executive Vice President
Employer: esc Aerospace US, Inc.   Dates of Service: June 13, 2018 – Present
Employer's principal business: GPS navigation systems, positioning, navigation and timing systems

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: Executive Vice President   Dates of Service: June 13, 2018 – Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: esc Aerospace US, Inc.
Employer's principal business: GPS navigation systems, positioning, navigation and timing systems
Title: President & CEO   Dates of Service: June 13, 2018 – Present
Responsibilities: business development, sales, marketing

OFFICERS OF THE COMPANY

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lars Weimer

Title: President & CEO   Dates of Service: June 13, 2018 – Present

Responsibilities: business management, strategy, finances, human resources, IT

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Name: Danny Stirtz

Title: Executive Vice President   Dates of Service: June 13, 2018 – Present

Responsibilities: business development, sales, marketing

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

ESC AEROSPACE US, INC.
BUSINESS DESCRIPTION AND PLAN

What we do (Business Description)

Over fifty years ago who knew how pervasive GPS would become?
From natural interferences to growing terrorist threats, our total dependency on GPS is problematic at best. There is hardly a military or commercial system today that is not totally dependent on GPS. Without GPS, financial systems may fail, autonomous vehicles might crash, military missions could fail, and lives may be lost! esc Aerospace has unique products and services that solve this problem by providing resilient, accurate, and affordable Position, Navigation and Timing solutions in GPS challenged and totally denied environments.

Highlights (Milestones/Achievements)

- Incorporated on June 13th, 2018 by a team of highly experienced serial entrepreneurs and technology leaders
- Cash flow positive from day 1; we received a NIST grant before we had a company bank account!
- First Department of Defense contract award a few weeks after incorporation
- Commercial sales to companies like Ford Motor Company
- Multiple development contracts with the US Air Force
- Annual revenue approaching $1M in 2020
- Most recent award: US Air Force contract for design, develop and demonstrate first article of our Ultra-low Power Timing Circuit (escULP-TC TM) that bridges the gap between Chip-Scale Atomic Clocks (CSAC) and commercial Chrystal Oscillators (XO)

Meet the Team (Management)

(1) Lars Weimer – President & Chief Executive Officer

Lars has the German degree Dipl.-Ing. (equivalent to Master of Science) in Aviation and Aerospace Engineering. He is a highly experienced and dynamic aerospace manager, with a vast background of skills and experience in research and leadership of technical and non-technical teams. He has driven the successful start and early growth phase of tech companies in the US and Europe. His professional experience includes UAS research and development projects with several commercial entities as well as the European Space Agency (ESA), USAF AFRL and US Army. Lars has more than 20 years of demonstrated achievements in all space and aviation system life cycle phases.

(2) Danny Stirtz – Executive Vice President

Danny has over 40 years of experience in systems development and commercialization. He has successfully launched a number of small businesses as well as worked at all levels of large and small organizations from individual contributor/programmer to senior staff positions at companies like Lockheed Martin, Hughes Aircraft Company, Northrop Electronics, GE Aerospace, and Beckman Instruments. His development experience has included Astro-Inertial Navigation Systems (SR-71), GPS space and ground segments, MILSTAR ground segment, Second TDRSS Ground Station (STGT), visualization/mapping systems (classified), and other related technology areas. Danny was awarded a BS in Computer Science from California State University of Fullerton in 1981.

(3) Cantwell Carson – Senior System Engineer

Dr. Carson has worked on over 20 government-funded research and development projects in academia, national labs, and the private sector. His Ph.D. in Materials Science & Engineering was awarded from Georgia Institute of Technology in 2009. Cantwell was Principal Investigator for the AF182-002 "Satellite ID, Tracking, and Health for Position Navigation and Timing" contract where he developed a method of determining positions of LEO satellites for PNT. As Technical Lead of AF 1917 Small Business Innovation Research (SBIR) "Satellite Identification, Tracking, and Health" he developed a low cost, passive satellite tracking system based on RF signal time-of-flight, and Doppler shift.

How we make money (Business Model)

The low size, weight, power, and cost of our solution, combined with our unique technical features, discriminates our solution and enables us to reach huge and growing markets. (i.e. small Unmanned Aircraft Systems, autonomous vehicles, urban air mobility vehicles, etc.).

Our go to market strategy includes direct sales of product and integration services to the DOD, other government agencies and commercial customers. Software and product licensing to channel partners will accelerate access to commercial markets and grow returns.

Software and product licensing to channel partners will accelerate access to commercial markets and grow returns. We continue to leverage DOD and other government agency small business initiatives to fund product development and have successfully delivered prototype systems to the Air Force and Army under Small Business Innovation Research (SBIR) contracts. Transition from these prototypes to operation systems requires additional investment but will yield exponential sales growth.

Who uses our product (Market)

There are products today that solve parts of the problem of GPS Denial. However, they tend to be very large, heavy, and very expensive and therefore to address limited operational needs. Our Positioning Navigation and Timing products leverage multiple layers sensors for resiliency and accuracy.

Our focus on size, weight, power and cost uniquely positions us to meet customer demand across currently very underserved markets (i.e. small UAS, dismounted soldier, autonomous vehicles, etc.).

esc Aerospace internal market analysis and a detailed market analysis performed by an independent consultant shows tremendous growth potential and a current multibillion-dollar market. As an example, the global location-based services market is valued at greater than 20 billion dollars and is expected to reach greater than 133 billion by 2023.

Who are our competitors (Competition)

Our Positioning Navigation and Timing products leverage multiple layers of technologies and sensors for resilience and accuracy. They are very small, lightweight, low power consumers, and are very low cost compared to other products on the market. This uniquely positions us to meet customer demand across currently very underserved markets. Our competitors include:

Legacy military navigation companies: Northrop, Lockheed Martin, Rockwell
Newer technology GPS/Navigation companies: Novatel, Trimble
New market entrants for PNT in GPS denial utilizing LEO: Echoridge, Satelles

Financial History (From date of this document)

- Total cash on hand: $50,000
- Total revenue to date: $1,600,000
- Total existing debt amount: $150,000
- Total founder(s) contribution: $150,000
- Total outside investors contribution: $0

Why will you succeed? (1 - 2 sentences)

Founders' decades of business growth and technology leadership experience assures product development success. Products focused on underserved markets with exponential growth potential will yield extensive near-term revenue growth and sustained business success.

Owner Story

Meet the co-founders of esc Aerospace US, Inc., Lars Weimer, Danny Stirtz and Mathias Krüeger

What inspired you to create your startup?

> The co-founders of esc Aerospace are engineers, business leaders, entrepreneurs … "business builders." One common characteristic is their passion for success! Decades of experience working for leading technology providers, such as Lockheed Martin and Airbus, provides a rock-solid foundation for esc Aerospace success. The founders are driven to leverage their experience to deliver great technologies and to achieve significant financial success.

What has been your favorite part about building your company?

> Every day at esc Aerospace we have an opportunity to work with global technology and business leaders across the full spectrum of business. Our technologies help enable the state-of-the-art systems of today and tomorrow, from commercial applications such as self-driving cars, and small drones to military systems that enable mission, our technologies make a difference.

What has been your biggest obstacle so far?

> We have had great success in leveraging government projects to fund product development. The nature of government projects and payments yields uneven revenue flow and cash management challenge

Why should people invest in your company?

The markets we serve are huge and growing. We believe our products are critical to these markets. By investing in esc Aerospace, you will help accelerate our market penetration and drive significant revenue and returns.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on June 13, 2018, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity. The Company has included unaudited financial statements with this Form C.

Risks Associated with this Offering and the SAFEs

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the SAFEs, which may make it difficult for you to sell your SAFE.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the SAFEs to sell the same, or the prices at which holders may be able to sell such SAFE(s).

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

The Company's Articles of Incorporation and Bylaws and Florida law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

RISK OF LOSING YOUR MONEY. If the company goes out of business or defaults on the loan (term notes), you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS. The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

RISK OF CHANGES IN ECONOMIC CONDITIONS. Factors not controlled by the business like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability grow and operate.

RISK OF TAX CONSEQUENCES. Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING. The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE. The business may act negligently in their day to day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

RISK OF OFFERING LIMITED SERVICES. The company offers limited services that attract a particular type of consumer which makes the business vulnerable to consumer preference or trends.

RISK OF LACK OF ACCOUNTING CONTROLS. Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose an early-stage startup to liability and miscalculation of financial growth.

RISK OF COMPETITION. The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE. As a Crowd SAFE holder without voting power, you will not be able to participate in the company's decisions that will determine the future of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT. You cannot sell your Crowd SAFE for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS. The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF INCOMPLETE OFFERING INFORMATION. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION. The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the company is permitted to stop providing information in certain circumstances.

RISK OF UNINSURED LOSSES. The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS. If the company needs more capital in the future and takes on additional investors for financing, the new investors might have rights superior to yours. For example, they might be investors with preferred shares with voting rights that give them a greater voice in management, or otherwise.

RISK OF COVID-19 IMPACT. The ongoing COVID-19 pandemic may impact the company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the company can not guarantee that it will resume operations in the future.

RISK OF A TWO-SIDED MARKET. Managing a two-sided market may require more operational effort and cost due to the expectation fulfill both sides of the market with marketing and business development. There is a chance that one or both sides of the market may not be fulfilled and the business is negatively impacted or fails.

RISK OF REAL ESTATE RISK. Company is still in the process of securing or extending a lease, which will be necessary to conduct operations. To the extent they are unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk especially applies to brick and mortar businesses.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
The company sill use the funds to expand its business by investing in marketing, hiring, and product development.ă For more information see Use of Funds.

10. How does the issuer intend to use the proceeds of this offering?

USE OF FUNDS

The company will use the funds to expand their business by investing in marketing, hiring, and product development.

The funds will be used as follows:

	If Minimum Funding Goal is Met	If Maximum Funding Goal is Met
FUNDING GOALS	**$600,000**	**$1,000,000**
Marketing/Sales	$60,000	$300,000
Hiring/Product Development	$468,000	$500,000
Equipment	$30,000	$150,000
Silicon Prairie Online Listing Fee (5%)	$42,000	$50,000

The amounts listed are estimates and may change due to strategic and/or economic factors.

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SECURITIES OFFERED

Please see Crowd SAFE attached hereto for more details.

Type of investment

The investor is purchasing a Crowd SAFE. A Crowd SAFE is an equity-based security that provides rights to the investor for future equity in the company without determining a specific price per share at the time of investing. At the next qualified finance round of your startup (not this crowdfunding campaign), your investors' SAFEs will convert to shares based on the Valuation Cap or the Discount Rate given in the Crowd SAFE.

Each Term Note is being offered at a value of $1 per security offered. If you The business does not intend to change the value of the Crowd SAFEs in the future.

Investment Type	Crowd SAFE
Valuation Cap	$10,000,000
Discount Rate	70% for the first $300,000.00 invested and 80% for all investment amounts thereafter.

Qualified Equity Financing

A Qualified Equity Financing shall mean the next sale (or series of related sales) by the Company of its Preferred Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $100,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Preferred Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

Voting Rights

Crowd SAFE holders do not have voting rights. Crowd SAFE holders should be aware that they have no voting power in the startup whether they are minority or majority Crowd SAFE holders. The majority shareholders have the voting power to decide what is best for the company. In connection with a conversion of Investor's investment in the

Crowd SAFE into Capital Stock, the Investor agrees to grant the Company irrevocable proxy voting rights. The investor cannot impede on proxy rights held by the Company.

Modifications

The SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same Pre-Money Valuation Cap and Discount Rate as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

Restrictions on Transfer

The Crowd SAFEs being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities where issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investors;
3. As part of an offering registered with the U.S. Securities and Exchange Commission; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Securities Issued

Name of Security	Voting Common Shares	Non-Voting Common Shares
Par Value	$0.0001	$0.0001
Outstanding Shares		
Voting Rights	Yes	No
Anti-dilution Rights	No	No
Difference between Crowd SAFEs being offered	The Crowd SAFEs offered do not have voting rights or anti-dilution rights.	The Crowd SAFEs have certain preferences as described therein.

Principal Owners with 20% or More Voting Power

Name	Ownership (%)	Voting (%)	Type of Securities
Lars Weimer	24%	30%	Voting Common
Danny Stirtz	24%	30%	Voting Common
Mathias Krueger	32%	40%	Voting Common

Effect of Other Securities Offered

The sale of additional equity-based securities could have rights that are superior to those in this offering. For example, the startup can offer preferred shares with voting rights to later investors.

Dissolution

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event, subject to the Crowd SAFE terms.

Liquidity Event

If there is a Liquidity Event before the termination of the Crowd SAFE, then the investor will be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

Liquidation Priority

In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination

This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of SAFE Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under the terms of the Crowd SAFE; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the Crowd SAFE.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No
Explain: _____
16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

esc Aerospace US, Inc. Capitalization as of 4.1.2022

Shareholders	% Voting Common	# Voting Shares	% Non-Voting Common	# Non-Voting Shares	Total Shares	% Total
Mathias Krueger (esc Holding GmbH)	40%	3,200,000	0%	-	3,200,000	32.00%
Lars Weimer	30%	2,400,000	0%	-	2,400,000	24.00%
Danny Stirtz	30%	2,400,000	0%	-	2,400,000	24.00%
Reserve	0%	-	99%	1,978,000	1,978,000	19.78%
Employees/Investors	0%	-	1%	22,000	22,000	0.22%
Total	**100%**	**8,000,000**	**100%**	**2,000,000**	**10,000,000**	**100%**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See RISK FACTORS

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The offering price was arbitrarily determined.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See RISK FACTORS

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
$150,000.00

25. What other exempt offerings has the issuer conducted within the past three years? :

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not Applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. Sources of Capital: (1) Total cash on hand: $50,000; (2) Total revenue to date: $1,500,000; (3) Total existing debt amount: $60,000; Total founder(s) contribution: $60,000; (4) Total outside investors contribution: $0Operating History: (1) Incorporated on June 13th, 2018 by a team of highly experienced serial entrepreneurs and technology leaders;

(2) Cash flow positive from day 1; we received a NIST grant before we had a company bank account; (3) First Department of Defense contract award a few weeks after incorporation; (4) Commercial sales to companies like Ford Motor Company; (5) Multiple development contracts with the US Air Force; (6) Annual revenue approaching $1M in 2020; (7) Most recent award: US Air Force contract for design, develop and demonstrate first article of our Ultra-low Power Timing Circuit (escULP-TC TM) that bridges the gap between Chip-Scale Atomic Clocks (CSAC) and commercial Chrystal Oscillators (XO)

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ESC AEROSPACE US, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
esc Aerospace US, Inc.
Orlando, FL

We have reviewed the accompanying financial statements of esc Areospace US, Inc (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 11, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ESC AEROSPACE US, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ 75,274	$ -
Accrued Revenue	112,451	-
Related Party Receivable	80,923	30,725
Accounts Receivable	-	137,503
TOTAL CURRENT ASSETS	268,648	168,228
NON-CURRENT ASSETS		
Fixed Assets	1,591	-
TOTAL NON-CURRENT ASSETS	1,591	-
TOTAL ASSETS	$ 270,239	$ 168,228
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Deferred Compensation	65,600	-
Other Current Liabilities	12,105	19,569
TOTAL CURRENT LIABILITIES	77,705	19,569
NON-CURRENT LIABILITIES		
Related Party Notes Payable	150,000	74,436
Accrued Interest	589	-
TOTAL LIABILITIES	228,294	94,005
SHAREHOLDERS' EQUITY		
Common Stock (8,000,000 shares authorized; 8,000,000 issued and outstanding; $0.01 par value)	80,000	80,000
Preferred Stock (2,000,000 shares authorized; 22,000 issued and outstanding; $0.01 par value)	220	220
Additional Paid In Capital	746	-
Retained Deficit	(39,021)	(5,995)
TOTAL SHAREHOLDERS' EQUITY	41,945	74,225
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 270,239	$ 168,228

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ESC AEROSPACE US, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Operating Income		
Revenue	$ 592,711	$ 767,502
Cost of Goods Sold	267,447	542,184
Gross Profit	325,264	225,318
Operating Expense		
Compensation and Benefits	233,673	92,983
General & Administrative	49,060	38,996
Legal & Professional	29,139	19,860
Selling & Marketing	23,368	4,661
Research and Development	15,285	-
Rent	3,693	4,854
Equipment	2,518	-
	356,736	161,354
Net Income (Loss) from Operations	(31,473)	63,964
Other Expense		
Interest Expense	(1,552)	-
Net Income (Loss)	$ (33,025)	$ 63,964
Net Loss Per Share		
Weighted average common shares outstanding - Basic	8,000,000	8,000,000
Net Loss per share	$ (0.00)	$ 0.01

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

ESC AEROSPACE US, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (33,025)	$ 63,964
Change in Accounts Receivable	137,503	(67,831)
Change in Deferred Compensation	65,600	-
Change in Other Current Liabilities	(7,464)	(13,431)
Change in Related Party Receivable	(50,198)	(66,262)
Change in Accrued Revenue	(112,451)	-
Net Cash Flows From Operating Activities	(35)	(83,560)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(1,591)	-
Net Cash Flows From Investing Activities	(1,591)	-
Cash Flows From Financing Activities		
Issuance of Related Party Notes Payable	75,564	74,436
Capitalization of Accrued Interest	589	-
Increase/(Decrease) in Additional Paid In Capital	746	(16,500)
Net Cash Flows From Financing Activities	76,899	57,936
Cash at Beginning of Period	-	25,624
Net Increase (Decrease) In Cash	75,274	(25,624)
Cash at End of Period	$ 75,274	$ -

ESC AEROSPACE US, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Shareholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2019	8,000,000	80,000	22,000	220	$ -	$ (69,960)	$ 10,260
Net Income						63,964	63,964
Balance at December 31, 2020	8,000,000	80,000	22,000	220	$ -	$ (5,995)	$ 74,225
Issuance of Stock					746		746
Net Loss						(33,025)	(33,025)
Balance at December 31, 2021	8,000,000	80,000	22,000	220	$ 746	$ (39,021)	$ 41,945

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ESC Aerospace US, Inc. ("the Company") is a corporation organized under the state of Florida. The Company develops software related to positioning, navigation, and system integrations for the United States Department of Defense.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2021 in the amount of $33,025.

The following describes management's plans that are intended to mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations and further the company's goals through a Reg CF and Red D offering concurrently. Also, should the company experience a situation that requires additional funding to sustain operations, management has resources to raise private loans from the owners to meet those financial needs. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The company recognized revenue in 2020. Revenue streams have been derived from government contracts.

These government contracts have an expiration/delivery date between 2020 or 2022. In 2021, the Company had accrued revenue recognized due to unbilled revenue of $112,451.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Receivable

Since 2020, the Company grants credit to a related party which is owned by similar investors. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2022- 2,843.46

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Florida.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

<u>Recently Issued Accounting Pronouncements</u>

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2021, the company issued a series of related party notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes accrue interest at the rate of 5% per annum and are payable as of December 2, 2022. In 2021 and 2020, the Company capitalized approximately $589 in accrued interest related to the Notes.

NOTE E- EQUITY

Under the Company's original articles of incorporation, the Company authorized 8,000,000 shares of $0.01 par value Common Stock and 2,000,000 shares of $0.01 par value Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	8,000,000
Preferred Stock	22,000

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. These stem from (1) major customers consisting of U.S. Air Force and U.S. Army (2) mainly working for the U.S government on Defense & Aerospace Contracts.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 11, 2022, the date that the financial statements were available to be issued.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
  (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
  (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
  (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

THIS SAFE AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLI¬CABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EX¬EMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE OF THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBIL-ITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE OF THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURI¬TIES BY ANY FOREIGN PURCHASER.

ESC AEROSPACE US, INC.

SAFE
(Crowdfunding Simple Agreement for Future Equity)

Investment Amount: **Date of Issuance: ________________**
USD $______________

THIS CROWDFUNDING SIMPLE AGREEMENT FOR FUTURE EQUITY is issued by esc Aerospace US, Inc., a Florida corporation (the "**Company**"), to _______________________ (the "**Investor**") in exchange for the Investor's payment of the investment amount set forth above (the "**Investment Amount**").

This SAFE is one of a series of Crowdfunding Simple Agreements for Future Equity (collectively, the "Series 2021 SAFEs") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, investment amount and date of issuance may differ in each Series 2021 SAFE and the terms of the Series 2021 SAFEs may otherwise vary as provided herein).

1. Treatment in Connection with Next Equity Financing; Liquidity Event

(a) Next Equity Financing

(i) If there is a Next Equity Financing prior to any Liquidity Event or the earlier termination of this SAFE, concurrent with the initial closing of such Next Equity Financing, this SAFE will automatically convert into a number of shares of the CF Shadow Series of the Preferred Stock sold in the Next Equity Financing equal to the Investment Amount divided by the Conversion Price.

(ii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documen¬tation requested by the Company or the Intermediary to effect the conversion of this SAFE, as contemplated in this Section 1(a), within 10 calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the Next Equity Financing and the conversion of this SAFE, then the Investor shall only be eligible to receive a cash payment equal to the Investment Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Series 2021 SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Investment Amounts.

(b) Liquidity Event

If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(c) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(c).

(c) Liquidation Priority

In a Liquidity Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Series 2021 SAFEs, other SAFEs and/or Preferred Stock issued by the Company, and if the Proceeds are insufficient to permit full payments to the Investor and such other Series 2021 SAFEs, other SAFEs and/or Preferred Stock issued by the Company, the applicable Proceeds will be distributed pro rata to the Investor and the holders of such other Series 2021 SAFEs, other SAFEs and/or Preferred Stock issued by the Company in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Series 2021 SAFEs, other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(d) Termination

This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance to the Investor of the CF Shadow Series of the Preferred Stock issued in the Next Equity Financing pursuant to the automatic conversion of this SAFE under Section 1(a) (or such alternative disposition following failure of Investor to execute the applicable transaction documents, as contemplated in Section 1(a)(ii)); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the Common Stock and the Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the "shares of Preferred Stock" issued in a Next Equity Financing, except that:

(i)   CF Shadow Series stockholders will have no voting rights and will not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form attached hereto as Exhibit A, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series stockholders are entitled to vote by law. Entering into such proxy agreement is a condition to receiving CF Shadow Series shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series stockholders have no information or inspection rights, except with respect to such rights as may not be waived under applicable law.

"**Change of Control**" means (a) the closing of the sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Capital Stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's Capital Stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d 3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity). For the avoidance of doubt, (i) a transaction will not constitute a "Change of Control" if its sole purpose is to change the state of the Company's formation or incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction, and (ii) notwithstanding anything in the foregoing to the contrary, the sale of Capital Stock in a bona fide financing transaction will not be deemed a "Change of Control."

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Company Capitalization**" means the sum, as of immediately prior to the Next Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this SAFE, (B) all other Series 2021 SAFEs, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Next Equity Financing.

"**Conversion Price**" means either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Preferred Stock sold in the Next Equity Financing multiplied by the Discount Rate.

"**Discount Rate**" is 70% for the first $300,000.00 invested and 80% for all investment amounts thereafter.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Intermediary**" means Silicon Prairie Online, LLC, a registered securities crowdfunding portal CRD# 226591, or a qualified successor.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Change of Control, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this SAFE; (iii) other series of SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Preferred Stock following the date of issuance of this SAFE, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder for exemption from the registration requirements of the Securities Act, from which the Company receives gross proceeds of not less than USD$5,000,000 (excluding, for the avoidance of doubt, the Investment Amount, the aggregate investment amounts of all Series 2021 SAFEs, the aggregate investment amounts of any other SAFEs issued by the Company and the aggregate principal amount of any convertible promissory notes or other convertible debt issued by the Company).

"**Preferred Stock**" means any class or series of preferred stock of the Company.

"b" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event and legally available for distribution.
"Requisite Investors" means the holders of at least a majority in interest of the aggregate Investment Amounts of all Series 1 SAFEs.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully-Diluted Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Next Equity Financing.

"**Valuation Cap**" means USD$10,000,000.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and, other than with respect to the actions to be taken when Capital Stock is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1(a).

(e)   The Company shall, prior to the conversion of this SAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this SAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this SAFE, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this SAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this SAFE and any securities to be acquired by the Investor hereunder (the "Securities") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this SAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this SAFE and any Securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this SAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this SAFE and any underlying Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this SAFE and any underlying Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this SAFE, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this SAFE and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this SAFE and any underlying Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this SAFE and any Securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE or any underlying Securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SAFE and any underlying Securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SAFE (and the Investor's beneficial interest therein) and any underlying Securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Investment Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC and available through the Intermediary.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5.   *Transfer Restrictions*

(a) <u>Market Stand-off Agreement</u> The Investor hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Initial Public Offering and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. The foregoing provisions of this <u>Section 5(a)</u> will: (x) apply only to the Initial Public Offering and will not apply to the sale of any Capital Stock to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Capital Stock to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent (5%) of the outstanding Capital Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third party beneficiaries of this Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with this Section 5(a) or that are necessary to give further effect thereto.

To enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Capital Stock or securities of every other person subject to the foregoing restriction) until the end of such period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the Capital Stock or securities of every other person subject to the restriction contained in this <u>Section 5(a)</u>):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATE-MENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURI-TIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) <u>Further Limitations on Disposition</u> Without in any way limiting the representations and warranties set forth in this SAFE, the Investor further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   the Investor has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

(c) The Investor agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(d) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by federal or state securities laws, the Company's charter or bylaws, and any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS SAFE HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES IS-SUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this SAFE and any shares of Capital Stock issued pursuant to the terms of this SAFE into a special purpose vehicle or other entity designed to aggregate the interest of holders of SAFEs.

(b)   Any provision of this SAFE may be amended, waived or modified by written consent of the (i) Company and the Investor or (ii) the Company and the Requisite Investors.

(c)   Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this SAFE, to vote or receive dividends or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described herein.

(e)   Neither this SAFE nor the rights set forth herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFE and/or the rights contained herein may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   If any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or if any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under or upon conversion of this SAFE may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

(j)   In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this SAFE.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(m)   From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

(n)   The Investor agrees any action contemplated by this SAFE and requested by the Company must, unless an earlier date is specified herein, be completed by the Investor within 30 calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

[*Signature Pages to Follow*]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

esc Aerospace US, Inc.

By: _____
Name: Lars Weimer
Title: President
Address: 3259 Progress Dr. #106
Orlando, Florida 32826
Email: lars.weimer@esc-aerospace.us

Agreed to and accepted:

If an **individual**:

By: _____

Name: _____

Address:

_____

_____

Email: _____

If an **entity**:

ENTITY NAME: _____

By: _____

Name: _____

Title: _____

Address:

_____

_____

Email: _____

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "**SAFE**") dated [Date of Issuance of SAFE] between esc Aerospace US, Inc., a Florida corporation (the "**Company**"), and [Investor Name] ("**Stockholder**"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the SAFE. In connection with a conversion of Stockholder's investment in the SAFE into Capital Stock of a CF Shadow Series (as defined in the SAFE) pursuant to the SAFE, the Stockholder and Silicon Prairie Online, LLC (the "**Intermediary**"), as holder of this proxy, hereby agree as follows:

1. **Grant of Irrevocable Proxy.**

    (a)   With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "Shares"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 607.0722 of the Florida Business Corporation Act to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the class or series of shares of Preferred Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    (b)   The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c)   This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend.** The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties.** The Stockholder represents and warrants to the Intermediary as follows:

    (a)   The Stockholder has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

    (b)   Upon issuance, the Stockholder will be the record owner of the Shares and the Stockholder will have plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies.** The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a judicial decree of specific performance issued pursuant to the SAFE, and appropriate injunctive relief may be applied for

and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the SAFE.

6. Amendment. Any provision of this Irrevocable Proxy may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. Assignment.

(a)   If the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b)   The Intermediary may transfer its rights as Holder under this Irrevocable Proxy after giving prior written notice to the Stockholder.

8. Severability. If any one or more of the terms or provisions of this Irrevocable Proxy is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or if any one or more of the terms or provisions of this Irrevocable Proxy operate or would prospectively operate to invalidate this Irrevocable Proxy, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Irrevocable Proxy and the remaining terms and provisions of this Irrevocable Proxy will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused
this Irrevocable Proxy to be duly executed and delivered.

INVESTOR
Agreed to and accepted:

If an **individual**:

By: _____

Name: _____

Address:

_____

_____

Email: _____

If an **entity**:

ENTITY NAME: _____

By: _____

Name: _____

Title: _____

Address:

_____

_____

Email: _____

By INTERMEDIARY
Silicon Prairie Online, LLC

Dated: _____

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.esc-aerospace.us

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.